SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM t *

HAIPING LI *

RORY MCALPINE t

JONATHAN B. STONE *

KAI SUN

PALOMA P. WANG

t (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES
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May 1, 2023

Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaaS Technology Inc.

(CIK Number: 000 1712178)

Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, NaaS Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby filing a registration statement on Form F-1 (the “Registration Statement”) relating to a proposed registered public offering in the United States of the Company’s Class A ordinary shares, par value US$0.01 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”).

The Company highly appreciates the prompt feedback from the staff of the Commission (the “Staff”) on its Shell Company Report on Form 20-F and the amendments thereto. The Company expects to launch the offering as soon as possible in May 2023 after it hears from the Staff on the Registration Statement.

*        *        *

Registration Statement

Securities and Exchange Commission

May 1, 2023

If you have any questions regarding the Registration Statement, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at +852 3740 4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Mr. Alex Wu, Chief Financial Officer, NaaS Technology Inc.

Mr. Ching-Yang Lin, Esq., Partner, Sullivan & Cromwell (Hong Kong) LLP

Ms. Christine JH Zhang, Partner, Ernst & Young Hua Ming LLP